[THE NEIMAN MARCUS GROUP LETTERHEAD]

June 2, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	The Neiman Marcus Group, Inc. Registration Statement on Form S-4 (File No. 333-133186), filed on April 10, 2006

Ladies and Gentlemen:

On April 10, 2006, The Neiman Marcus Group, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “Commission”) a registration statement (File No. 333-133186) (the “Registration Statement”) on Form S-4 under the Securities Act of 1933, as amended (the “Securities Act”) and filed a First Amendment to the Registration Statement on May 15, 2006.  The Registration Statement registers $700,000,000 in aggregate principal amount of the Company’s new 9%/9¾% Senior Notes due 2015 and $500,000,000 in aggregate principal amount of new 10⅜% Senior Subordinated Notes due 2015 (together the “Exchange Notes”) to be exchanged in exchange offers (the “Exchange Offers”) for a like principal amount of the Company’s outstanding 9%/9¾% Senior Notes due 2015 and 10⅜% Senior Subordinated Notes due 2015 (together the “Initial Notes”), respectively.  We are submitting this supplemental letter in order to inform you that the Company is registering the Exchange Offers in reliance on the Exxon Capital Holdings Corporation, SEC No-Action Letter (available April 13, 1989) (the “Exxon Capital Letter”), Morgan Stanley & Co. Incorporated, SEC No-Action Letter (available June 5, 1991) (the “Morgan Stanley Letter”) and Shearman & Sterling, SEC No-Action Letter (available July 2, 1993).  In connection with the filing of the Registration Statement and in anticipation of the acceleration of the effectiveness thereof, the Company hereby represents as follows:

The Company has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offers and to the best of the Company’s information and belief, each person participating in the Exchange Offers is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offers.  In this regard, the Company will make each person participating in the Exchange Offers aware (through the Exchange Offer prospectus or otherwise) that if the Exchange Offers are being registered for the purpose of secondary resales, any securityholder using the Exchange Offers to participate in a distribution of the Exchange Notes to be acquired in the registered Exchange Offers

(1) cannot rely on the staff’s position in the Exxon Capital Letter, the Morgan Stanley Letter or similar letters and (2) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.  The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

To the best of the Company’s information and belief, no broker-dealer participating in the Exchange Offers with respect to Initial Notes acquired for its own account as a result of market-making activities or other trading activities, has entered into any arrangement or understanding with the Company or any affiliate of the Company to distribute the Exchange Notes. In addition, the Company (i) will make each person participating in the Exchange Offers aware (through the Exchange Offer prospectus or otherwise) that any broker-dealer who holds Initial Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange therefor pursuant to the Exchange Offers, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes and (ii) will include in the letter of transmittal to be executed by an exchange offeree in order to participate in the Exchange Offers the additional requirement that if the exchange offeree is a broker-dealer holding Initial Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Initial Notes pursuant to the Exchange Offers.  The letter of transmittal will also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

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Very truly yours,

THE NEIMAN MARCUS GROUP, INC.

/s/ Nelson A. Bangs
Name:	Nelson A. Bangs
Title:	Senior Vice President and
General Counsel